SILVER PEARL ENTERPRISES, INC.

1541 East Interstate 30
Rockwall, Texas 75087
(972) 722-4411

September 26, 2008

William Thompson, Branch Chief
Division of Corporate Finance (Mail Stop 3561)
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Silver Pearl Enterprises, Inc. [File No. 333-124837]

Dear Mr. Thompson,

This letter is in response to you letter dated August 6, 2008 concerning Silver Pearl Enterprises, Inc. Form 10-K for the period ended December 31, 2007, and Form 10-Q for the periods ended March 31, 2008 and June 30, 2008.

In your letter you note that you reviewed our 10-K and 10-Q filings to determine whether we are fully compliant with our disclosure requirements and noted that we should amend our report to have the report signed by our principal executive officer, our principal financial officer and our board of directors

The company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings:
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are amending our Form 10-K for the period ended December 31, 2007, and the Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008 to amend our certification disclosures.  We are not amending any financial statement information.

We have amended the following for the Form 10-K/A and each of the Form 10-Q/As.:
ITEM 13: Exhibits:
Exhibit 31.1, Certification of CEO pursuant to Section 302
Exhibit 31.2, Certification of CFO pursuant to Section 302
Exhibit 32.1, Certification of CEO & CFO to Section 906

Sincerely,

/s/ Denise D. Smith
Denise D. Smith, CEO / CFO